04002671

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 1 2004 158

SEC FILE NUMBER
8- 40756

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conifer Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Montgomery Street, Suite 600
(No. and Street)

San Francisco (City) — CA (State) — 94133 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip C. Stapleton — (415) 677-1570
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lallman, Feltman, Peterson & Co., P.A.
(Name – *if individual, state last, first, middle name*)

P.O. Box 989 (Address) — Ketchum (City) — ID (State) — 83340 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONIFER SECURITIES, LLC

FINANCIAL STATEMENTS
WITH
AUDITOR'S REPORT THEREON

******* CONFIDENTIAL COPY *******

DECEMBER 31, 2003

CONIFER SECURITIES, LLC

TABLE OF CONTENTS

LALLMAN, FELTMAN
PETERSON & COMPANY, P.A.
Certified Public Accountants

Dennis Lallman
Mike Feltman
Greg Peterson
Tyler Felton
Tim Hamilton
Ken Pierce

INDEPENDENT AUDITOR'S REPORT

January 23, 2004

Conifer Securities, LLC
San Francisco, CA 94133

We have audited the accompanying statement of financial condition of Conifer Securities, LLC as of December 31, 2003, and the related statements of operations, changes in members' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Conifer Securities, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LALLMAN, FELTMAN, PETERSON & COMPANY, P.A.

Lallman, Feltman, Peterson & Company, P.A.

100 South Leadville Avenue, Second Floor
Post Office Box 989 Ketchum, Idaho 83340
208) 726.7500 Facsimile 208) 726.8623 www.LFPCO.com

CONIFER SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

ASSETS:		
Cash and cash equivalents	$	1,607,902
Deposits with clearing broker/dealers (cash of $216,725 and securities with a market value of $21,845 and cost of $20,824)		238,570
Receivables from broker/dealers		2,680,018
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $2,630,246		1,056,509
Other		571,968
TOTAL ASSETS	$	6,154,967

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:		
Accounts payable	$	1,360,082
Payable to broker/dealers		585,490
TOTAL LIABILITIES		1,945,572
MEMBERS' CAPITAL		4,209,395
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	6,154,967

See accompanying notes to the financial statements.

CONIFER SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Commissions	$ 28,116,909
Interest and dividends	577,341
Other income	640,705
Net inventory and investment losses	(215,305)
Total Revenues	29,119,650
EXPENSES:	
Commission and floor brokerage	12,175,546
Direct customer expenses	8,532,488
Personnel	3,671,570
Net occupancy and equipment rental	2,142,331
Communications	533,342
Other expenses	1,940,075
Total Expenses	28,995,352
NET INCOME	**$ 124,298**

CONIFER SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2003

MEMBERS' CAPITAL, Beginning of Year	**$ 5,079,316**
Contributions	-0-
Net income	124,298
Distributions of capital	(994,219)
MEMBERS' CAPITAL, End of Year	**$ 4,209,395**

See accompanying notes to the financial statements.

CONIFER SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 124,298
Adjustments to derive cash effects:	
Depreciation	739,000
Change in assets and liabilities:	
Deposits with clearing broker/dealers	90,342
Receivables from brokers and dealers	(422,447)
Other assets	(361,565)
Accounts payable	404,793
Payable to broker/dealers	58,943
Net Cash Flows From Operating Activities	633,364
CASH FLOWS FROM INVESTING ACTIVITIES:	
Acquisition of furniture, equipment, and leasehold improvements	(170,604)
Net Cash Flows From Investing Activities	(170,604)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions paid to Members	(994,219)
Net Cash Flows From Financing Activities	(994,219)
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(531,459)**
CASH AND CASH EQUIVALENTS, Beginning of Year	**2,139,361**
CASH AND CASH EQUIVALENTS, End of Year	**$ 1,607,902**

See accompanying notes to the financial statements.

CONIFER SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Description of Operations

The financial statements are prepared on the accrual basis of accounting and include the accounts of Conifer Securities, LLC, a limited liability company, (the Firm). The fiscal year of the Firm is the calendar year and operations commenced on March 16, 1989. Under its current operating agreement, the Firm will continue to operate until December 31, 2010 unless the members elect otherwise.

The Firm is a broker/dealer in securities who provides exceptional corporate services, quality execution, brokerage processing and full back office support to a select group of investment managers, independent research analysts and private clients. The Firm's primary office is in San Francisco and maintains secondary offices in New York City, as well as various other locations in the west.

The Firm introduces all of its trades, on a fully-disclosed basis, to other broker/dealers and is therefore exempt from SEC Rule 15c3-3 under provisions provided for in subparagraph (k)(2)(ii).

The Firm recognizes all income and expenses relating to security transactions on a trade date basis and the net realized gain or loss on sales of securities is determined on a first-in, first-out (FIFO) cost basis.

(B) Cash and cash equivalents

For purposes of the statements of financial condition and cash flows, cash and cash equivalents are defined as all checking, and money market accounts deposited with commercial banks. Deposits held by commercial banks are in excess of federally insured limits.

(C) Valuation of Marketable Securities

Marketable securities are valued at quoted market prices. These securities consist principally of corporate stocks traded on U.S. exchanges.

(D) Receivables from Broker/Dealers

The Firm's receivable from broker/dealers consists primarily of amounts due from other broker/dealers for trades executed and cleared by these other broker/dealers. These amounts due from other broker/dealers are typically received shortly after the accounting period in which they are recorded and the Firm has not experienced any significant uncollectible accounts receivable.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(E) Furniture, Equipment and Leasehold Improvements

Assets classified as furniture, equipment, and leasehold improvements are shown at historical cost and are being depreciated over their estimated useful lives of five to ten years using straight-line methods. Also see Note 1 (F).

(F) Change in Depreciation Estimate

As a result of the expected move of the Firm's San Francisco office space, as discussed in Note 4, the estimated useful lives of certain leasehold improvements have been changed to reflect their expected abandonment on or around May 1, 2004. Total depreciation on these assets amounted to approximately $214,000 in 2003 and the remaining net book value of approximately $108,000 will be depreciated in 2004.

(G) Income Taxes

The financial statements do not reflect a provision or liability for federal or state income taxes since under the Internal Revenue Code, a Limited Liability Company is a reporting entity only. The individual Members report their distributive share of the Firm's income and credits on each member's individual tax return.

(H) Fair Value of Financial Instruments

The financial instruments of the Firm are reported in the accompanying statement of financial condition at their carrying values, which approximate their fair values.

(I) Non-marketable Securities

Periodically, the Firm purchases securities which are not traded on an open exchange. It is the Firm's policy to carry these securities at no value or nominal value. At December 31, 2003, the Firm owned various warrants and preferred stock in Futuretrade Technologies, Inc. with a cost basis of approximately $605,000. These securities are carried on the accompanying balance sheet at $136,863. In addition, the Firm owns warrants to purchase common stock of NASDAQ, these warrants are carried at their cost basis of $39,600.

NOTE 2 - USE OF ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements. Actual results could differ from those estimates.

NOTE 3 – MEMBERS' EQUITY

The Firm is a limited liability company and, as such, no Member shall have any personal liability to the Firm, any other Member or to any creditor of the Firm for the debts of the Firm beyond the amount contributed by the Member to the Firm.

The Firm has two active classes of Members; Class A and Class B. The principal difference between the two classes is that Class B Members may only be terminated from the Firm by the death of their principals.

At December 31, 2003, Class A Members held $2,430,113 of the equity and receive approximately 60% of the profits of the Firm and Class B members held $1,779,282 and receive approximately 40% of the profits.

Also see Note 5.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Firm has entered into a new lease for its San Francisco office space with Ferry Building Associates, LLC. The terms of this lease call for annual base rent of $1,304,435 commencing on or around May 1, 2004. The initial lease expires February, 2011 and contains one option to renew the lease for an additional five years at the prevailing market rates in effect at that time. While the landlord is providing certain tenant improvements, the Firm expects to incur additional costs relating to moving their office of approximately $350,000. In connection with this lease, the Firm has entered into an agreement with City National Bank for an irrevocable standby letter of credit for $550,000 which expires June 15, 2011 which acts as a security deposit to the landlord. The firm is currently negotiating with Ferry Building Associates for an additional 12,000 square feet. If these negotiations are successful, the rental rates will increase accordingly and the standby letter of credit will be increased to about $748,000.

During 2002 the Firm exercised its option to renew its primary lease for its San Francisco offices through 2007 with Westlake Development Company. Currently, the Firm is working to terminate their lease arrangement with Westlake due to their new lease with the Ferry Building Associates and they believe that there will not be any penalties associated with the termination.

The minimum lease payments due under the terms of the new Ferry Building lease and all other lease agreements (not including Westlake) aggregate $1,644,000 (2004); $1,433,000 (2005); $1,320,000 (2006); 1,304,000 (2007); and $1,304,000 (2008). If the Westlake leases are not terminated the minimum lease payments would increase by an additional $1,190,000 (2004); $519,000 (2005); $519,000 (2006); and $519,000 (2007). The Firm has entered into several sublease agreements for the Westlake space which would essentially offset the Firm's minimum lease payments to Westlake through 2007.

NOTE 4 - COMMITMENTS AND CONTINGENCIES (Continued)

Some of these leases are held in the name of GMGS Realty, Inc., which is solely owned by the Firm. At December 31, 2003, GMGS Realty, Inc.'s net assets and liabilities amounted to $(300), incurred a profit for the year then ended of $100, and paid rents in the amount of $222,000. Due to the insignificant amounts relating to this investment it is accounted for using the equity method.

Rent expense for the year ended December 31, 2003, amounted to:

Total rents paid	$ 1,964,000
Total rents received under subleases	(581,000)
Net Rent	$ 1,383,000

In the ordinary course of business, the Firm regularly enters into agreements for the use of quotation, trading, and other services. These agreements are typically for periods of one year or less.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which, among other items, requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. These rules also restrict the timing and amounts of capital withdrawals or dividends paid. The Firm has consistently operated in excess of the minimum net capital requirements imposed by these rules.

NOTE 6 - PROFIT SHARING 401(k) PLAN

The Firm has adopted a Profit Sharing 401(k) Plan. The Plan is a defined contribution plan which provides for voluntary employee contributions as well as discretionary matching allocations by the employer as set forth by the Plan. The Plan covers substantially all full-time employees who meet the Plan's eligibility requirements as defined by the Plan. As of December 31, 2003, no employer contributions had been made to the Plan.

NOTE 7 - CONCENTRATIONS AND OFF-BALANCE-SHEET RISK

(A) Concentrations

Substantially all of the amounts receivable from brokers and dealers are due from ABN AMRO Incorporated. Cash and securities deposited with clearing brokers and dealers is held primarily by ABN AMRO, Incorporated. The amounts shown as cash and cash equivalents are held by two banks and are in excess of the FDIC insured limits. In January of 2004, ABN AMRO announced that they sold their brokerage processing services to Merrill Lynch. The Firm is currently interviewing Merrill Lynch, among others, to determine which brokerage process service they will use.

The Firm's customers consist principally of investment advisor companies controlled by employees and members of the Firm. Total commissions earned from four of these customers represented approximately 70% of the Firm's gross revenue for the year with the most significant customer representing about 26%. Commission and floor brokerage expenses relating to these customers amounted to approximately 78% of total commissions and floor brokerage expenses. The Firm has also paid direct customer expenses of approximately $4,200,000 in relation to these three customers.

(B) Credit Risk

As a securities broker/dealer, the Firm is engaged in various trading and brokerage activities. These services are provided to a small group of investors. A portion of the Firm's securities transactions are collateralized and executed with and on behalf of other institutional investors, including other brokers and dealers. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial instrument.

-oOo-

SUPPLEMENTARY INFORMATION

-oOo-

CONIFER SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

NET CAPITAL:		
Total Members' equity from the Statement of Financial Condition	$ 4,209,395	
Deduct Members' equity not allowable for Net Capital	-0-	
Total Members' Equity Qualified for Net Capital		$ 4,209,395
Additions:		
Subordinated borrowings allowable in computation of net capital		-0-
Total Capital and Allowable Subordinated Liabilities		4,209,395
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Receivables from brokers or dealers	225	
Receivable from non-customers	133,540	
Investment in and receivables from affiliates, subsidiaries and associated partnerships	3,816	
Furniture, equipment and leasehold improvements, net of depreciation	1,056,509	
Securities, not readily marketable	39,600	
Other	395,250	
Total Deductions and/or Charges		(1,628,940)
Net capital before haircuts on securities positions		2,580,455
HAIRCUTS ON SECURITIES:		
Trading and investment securities:		
Other securities	3,384	
Total Haircuts on Securities		(3,384)
NET CAPITAL		$ 2,577,071

AGGREGATE INDEBTEDNESS:

Items included in statement of financial condition:		
Accounts payable	$ 1,360,082	
Payable to brokers and dealers	585,490	
TOTAL AGGREGATE INDEBTEDNESS		**$ 1,945,572**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6.6666% of A.I.)	$ 129,704
Minimum dollar requirement pursuant to reg. 15c3-1(a)(4) pertaining to market makers	$ 318,500
Excess net capital	$ 2,258,571
Excess net capital at 1000% (Net Capital - 10% of Aggregate Indebtedness)	$ 2,382,513
Ratio: Aggregate indebtedness to net capital	75.50%

RECONCILIATION WITH MEMBERSHIP'S COMPUTATION:

NET CAPITAL, as reported in Firm's Part IIA (Unaudited) FOCUS report	$ 2,577,071
Net audit adjustments	-0-
Net Capital, per above	$ 2,577,071
AGGREGATE INDEBTEDNESS, as reported in Firm's Part IIA (Unaudited) FOCUS report	$ 1,945,572
Net audit adjustments	(-0-)
Net Aggregate Indebtedness, per above	$ 1,945,572

See Independent Auditor's Report.

LALLMAN, FELTMAN
PETERSON & COMPANY, P.A.
Certified Public Accountants

Dennis Lallman
Mike Feltman
Greg Peterson
Tyler Felton
Tim Hamilton

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

January 23, 2004

Members
Conifer Securities, LLC
909 Montgomery Street
San Francisco, CA 94133

In planning and performing our audit of the financial statements and supplemental schedules of Conifer Securities, LLC (the Firm) for the year ended December 31, 2003, we considered its internal control structure including procedures for safeguarding securities in order to determine our auditing procedures for purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Firm is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of

100 South Leadville Avenue, Second Floor
Post Office Box 989 Ketchum, Idaho 83340
208) 726.7500 Facsimile 208) 726.8623 www.LFPCO.com

the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded to properly permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the executive committee, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LALLMAN, FELTMAN, PETERSON & CO., P.A.
Ketchum, Idaho

Lallman, Feltman, Peterson & Company, P.A.